Exhibit (14)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Pre-Effective Amendment No.1 to Registration Statement No. 333- 200861 (the “Registration Statement”) on Form N-14 of our report dated September 24, 2014, relating to the financial statements and financial highlights of BlackRock MuniHoldings New Jersey Quality Fund, Inc., and BlackRock MuniYield New Jersey Quality Fund, Inc., appearing in each respective fund’s Annual Report on Form N-CSR for the year ended July 31, 2014.

We also consent to the references to us under the headings “Other Service Providers”, “Financial Highlights” and “Independent Registered Public Accounting Firm,” in the Joint Proxy Statement/Prospectus and “Board Leadership Structure and Oversight” and “Form of Agreement and Plan of Reorganization” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 21, 2015